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FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

Website: http://www.firstpacco.com

ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS

The Company announces that:

(1) Indofood has entered into agreements with ACA for the provision of property all risks, earthquake, vehicle, marine cargo and other assets insurances by ACA to the Indofood Group.

(2) Indofood is proposing to enter into agreements with CAR for the provision of personal accident and health insurance coverage (depending on type of Bogasari Mitra Card held by the relevant customer) by CAR to select customers of the Indofood's Bogasari Flour Mills Division, as part of its "Bogasari Mitra Card" partnership loyalty programme, which is designed to build loyalty among small and medium sized enterprise customers of Bogasari and for the administration by CAR of the Indofood's Bogasari Flour Mills Division's employee for medical benefits programmes.

Each of ACA and CAR is engaged in the business of providing insurance services in Indonesia. ACA is considered as one of the big five insurance companies in Indonesia and has 39 branches and 32 representative offices. CAR is a leading life and health insurance company in Indonesia, with more than 60 sales offices and 29 service offices.

Both ACA and CAR are owned, as to 67.42% of their issued share capital, by Mr. Anthoni Salim and companies controlled by him. Therefore, according to Rule 1.01 of the Listing Rules, ACA and CAR are both associates of Mr. Anthoni Salim who is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood. Accordingly, ACA and CAR are connected persons of the Company under Rule 14A.11 of the Listing Rules and the transactions referred to above constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

The Company proposes to set annual caps for the transactions referred to above for the years ending 31 December 2008, 2009 and 2010, as set out below in this announcement.

The percentage ratios applicable to the aggregated Annual Caps relating to the Transactions exceed 0.1% but are less than 2.5%. Accordingly, the Transactions and the Annual Caps applicable to them are only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirement under Rule 14A.34 of the Listing Rules.

INTRODUCTION

First Pacific Company Limited (the "Company") announces that:

(1) PT. Indofood Sukses Makmur Tbk ("Indofood"), a 51.5% owned subsidiary of the Company, has entered into agreements with PT. Asuransi Central Asia ("ACA") for the provision of property all risks, earthquake, vehicle, marine cargo and other assets insurances by ACA to Indofood and its subsidiaries (the "Indofood Group") ("ACA Insurance Transaction"). The agreements have fixed terms of not exceeding three years and reflect normal commercial terms.

(2) Indofood is also proposing to enter into agreements with CAR for (i) the provision of personal accident and health insurance coverage (depending on type of Bogasari Mitra Card held by the relevant customer) by CAR to select customers of the Indofood's Bogasari Flour Mills Division, as part of its "Bogasari Mitra Card" partnership loyalty programme (a programme designed to build loyalty among small and medium sized enterprise customers of Bogasari) and (ii) for the administration of the Indofood's Bogasari Flour Mills Division's employee for medical benefits programme by CAR ("CAR Transaction"). The terms of the agreements will not be more than three years.

The transactions referred to above are collectively referred to as the "Transactions".

DESCRIPTION OF CONNECTED RELATIONSHIP

Each of ACA and CAR is engaged in the business of providing insurance services in Indonesia. ACA is considered as one of the big five insurance companies in Indonesia and has 39 branches and 32 representative offices. CAR is a leading life and health insurance company in Indonesia, with more than 60 sales offices and 29 service offices.

Both ACA and CAR are owned, as to 67.42% of their issued share capital, by Mr. Anthoni Salim and companies controlled by him. Therefore, according to Rule 1.01 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), ACA and CAR are both associates (as defined in the Listing Rules) of Mr. Anthoni Salim who is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood. Accordingly, ACA and CAR are connected persons of the Company under Rule 14A.11 of the Listing Rules and the Transactions constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

ANNUAL CAPS

The Company proposes to set annual caps for the Transactions for the years ending 31 December 2008, 2009 and 2010, as set out in the table below:

	ACA Insurance Transaction *(US$million)*	CAR Transaction *(US$million)*	Aggregate amount *(US$million)*
Annual cap for the year ending 31 December 2008	4.4	0.2	4.6
Annual cap for the year ending 31 December 2009	5.7	0.3	6.0
Annual cap for the year ending 31 December 2010	6.4	0.4	6.8

The Annual Caps for the ACA Insurance Transactions are based on the Indofood Group's anticipated requirements for insurance cover in respect of the relevant periods, having regard to the level of business operations and business activities of the Indofood Group anticipated by the Indofood Group's management.

The Annual Caps for the CAR Transaction are based on the Indofood Group's anticipated requirements for insurance cover in respect of the relevant periods, having regard to the level of business operations and business activities of the Indofood Group anticipated by the Indofood Group's management and on the administration fees payable per employee under the agreements relating to the administration of the Indofood's Bogasari Flour Mills Division's employee for medical benefits programme and the numbers of employees of Indofood's Bogasari Flour Mills Division for the relevant periods anticipated by the Indofood Group's management.

COMPLIANCE WITH THE LISTING RULES

Following the entering into of an agreement dated 14 March 2008 between Indofood and ACA, the percentage ratios applicable to the aggregated Annual Caps relating to the Transactions for the year ending 31 December 2008 exceed 0.1% but are less than 2.5%. In addition, one or more of the percentage ratios applicable to the aggregated Annual Caps relating to the Transactions for the years ending 31 December 2009 and 2010 also exceed 0.1% but are less than 2.5%. Accordingly, the Transactions and the Annual Caps applicable to them are only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirement under Rule 14A.34 of the Listing Rules.

REASONS FOR THE TRANSACTIONS

The Transactions are entered into as part of the Indofood Group's regular ongoing business arrangements in relation to the business and operations of the Indofood Group.

INDEPENDENT NON EXECUTIVE DIRECTORS' VIEWS

The independent non-executive directors of the Company are of the view that the terms of the Transactions have been/will be entered into in the ordinary course of business of the Indofood Group, on normal commercial terms after arm's length negotiations, which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

GENERAL

The Company is a Hong Kong-based investment and management company with operations located in Asia. The Company's principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

Indofood is the premier processed-food company in Indonesia. It is based in Jakarta and is listed on the Indonesia Stock Exchange. Through its four strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (noodles, nutrition and special foods, snack foods and food seasonings), Bogasari (flour and pasta), Agribusiness (cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Rupiah 9,000 = HK$7.8. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 7th April, 2008

As at the date of this announcement, the board of the directors of the Company comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan,
Managing Director and CEO
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*
Napoleon L. Nazareno

* *Independent Non-executive Directors*

END